EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S 8 (No. 333-103748) of our report dated June 26, 2026, with respect to the statement of net assets available for benefits as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025 and supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December, 31, 2025 of J.B. Hunt Transport Services, Inc. Employee Retirement Plan, included in this Annual Report on Form 11-K for the year ended December 31, 2025.

/s/ Forvis Mazars, LLP

Rogers, AR

June 26, 2026